New Funding Portal Organization Super Account Administrator (SAA)
& FINRA Entitlement Agreement (FEA)
Instructions

Use this form when your Organization is a new Funding Portal requesting access to FINRA systems and FPRD.

Note: To modify contact information on your Organization's SAA, or to replace your SAA, contact FINRA to request an Update/Replace Funding Portal Organization SAA Agreement.

This form has two versions -- Form A and Form B. <u>Complete only one form</u>.

<u>**Form A**</u> - Use this form when the person signing this form meets the Authorized Signatory Requirements below **and** the SAA who is being designated by your Organization is a person different from the person who signs this form.

<u>**Form B**</u> - Use this form when the person signing this form is designating himself/herself as the SAA for your Organization. This form typically is used when: 1) the Organization is a sole proprietorship; 2) due to unusual circumstances such as illness or travel, at the time the form is completed, the Organization has no other person authorized to sign the form other than the person being designated as the SAA (FINRA will verify); or, 3) the Authorized Signatory is someone who is authorized to execute this agreement on behalf of the Organization but does not meet the Authorized Signatory Requirements below.

An Authorized Signatory is the Chief Compliance Officer (CCO), Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Legal Officer (CLO), Chief Operations Officer (COO) or a Director or any other individual with similar status or function.

Note that an SAA is formally delegated the authority by the organization submitting this form to perform the SAA responsibilities on the organization's behalf. Refer to the Super Account Administrator Quick Reference Guide available from www.finra.org/entitlement for more information on the responsibilities of the SAA. Following FINRA processing, a confirmation email is sent to the person who signed the form and to the SAA.

An asterisk (*) indicates a required field. Complete all required fields and follow Authorized Signatory requirements or the form will not be processed.

How To Submit this Form:

You may execute this FINRA Entitlement Agreement by completing all required sections and either: a) submit via DocuSign, or use another electronic signature (as defined in 15 U.S.C. § 7006), on condition that (i) you must have in place a technical or technological security procedure to attribute the electronic signature to the signatory, and (ii) a textual or graphical statement is included next to the electronic signature identifying the signatory and the date of execution and noting that the signature was generated electronically; or, b) mail the manually-signed Agreement to the address below; or, c) attach a scanned image (such as a .pdf file or fax) of the manually-signed Agreement to an email or other electronic transmission and send to FINRA.

Mailing Address: FINRA Entitlement Group, 9509 Key West Ave, Rockville, Maryland 20850
Fax: 301-216-3721 or Email: entsupport@finra.org
Questions: Contact the FINRA Gateway Call Center at (301) 590-6500.

New Funding Portal Organization Super Account Administrator (SAA) Form
& FINRA Entitlement Agreement (FEA)
Instructions (continued)

This form has two versions, Form A and Form B. To determine which form you need to complete for access to FINRA Systems, please answer the two questions below:

Question 1: Are you authorized to sign this agreement on behalf of your firm?

  ○ **Yes**   ○ **No**

Question 2: Are you the designated Super Account Administrator (SAA) on this agreement?

  ○ **Yes**   ○ **No**

Complete **Form A** if you answered:

- **Yes** to Question 1 and **No** to Question 2.

Complete **Form B** if you answered:

- **No** to Question 1, OR
- **Yes** to Question 1 and **Yes** to Question 2.

Complete only one form.

Form A
New Funding Portal Organization Super Account Administrator (SAA)
& FINRA Entitlement Agreement (FEA)

Section 1 – Organization Information	
SEC File Number: 007-	
Organization Legal Name:*	
Address:*	
City:*	State:*
Country:*	Zip/Postal Code:*
Phone Number:*	Phone Number 2:
Email:*	Fax Number:

Section 2 – Finance Contact			
First Name:*	MI:	Last:*	Suffix:
Contact Title:*			
Phone Number:*			
Email:*		Fax Number:	
Address:*			
City:*		State:*	
Country:*		Zip:*	

Section 3 – SAA Designation			
First Name:*	MI:	Last Name:*	Suffix:
Email:*			
Phone Number:*			

Section 4 – Agreement and Signature

FINRA Entitlement Agreement

I,_____*(name), _____*(title) hereby acknowledge and agree that I am an individual legally authorized to act for and on behalf of the organization identified in Section 1 of this Agreement ("Organization") and that I am authorized to execute this agreement on behalf of that Organization.

I acknowledge and agree that my Organization designated the individual identified in Section 2 to act as a Super Account Administrator ("SAA") for the purposes of accessing certain systems owned or operated by FINRA. I further acknowledge and agree that the designated SAA, on behalf of the Organization, will ensure only authorized employees of the Organization are granted entitlement to view the data within those systems. In the event the SAA terminates employment or otherwise has its authority rescinded by the Organization, a replacement SAA will be promptly appointed. I further acknowledge and agree that the systems that I or my Organization may access may contain personal and/or confidential information pertaining to my Organization or my Organization's employees that must be safeguarded from inadvertent loss or theft. I agree that my Organization will take affirmative steps to ensure the security of such information by actively managing entitlements, encrypting electronic copies of such information, locking up or otherwise securing physical copies of such information and generally ensuring compliance with appropriate state or federal laws pertaining to information security.

I acknowledge and agree that my Organization and the designated SAA for my Organization are solely responsible for obtaining, distributing, revoking and monitoring Account Administrator (AA) and User entitlements granted by my Organization. I further acknowledge and agree that my Organization assumes full responsibility for such entitlements and actions.

All applications, materials and services for which entitlements are hereby granted are governed by the FINRA Entitlement Program Terms of Use and can be found at www.finra.org/entitlement/termsofuse. I hereby acknowledge that I have read and agree to bind my Organization and employees to the FINRA Entitlement Program Terms of Use without exception, alteration or addition thereto. FINRA may revise the FINRA Entitlement Program Terms of Use from time to time in its sole discretion. I assume the obligation and responsibility to periodically review the current FINRA Entitlement Program Terms of Use. Use of the systems accessed by the Organization and the Organization's SAA and AA(s) after modification of the FINRA Entitlement Program Terms of Use constitutes my Organization's renewed agreement to the FINRA Entitlement Program Terms of Use as modified.

If you are duly authorized by the Organization to execute this Agreement, I certify under penalty of perjury under the laws of the United States of America, 18 U.S.C. § 1746, that the foregoing information provided by me on behalf of the Organization is true and correct to the best of my knowledge, information and belief and that I am legally authorized to make the foregoing certification on behalf of the Organization.

Authorized Signatory's Signature:*_____

Title:*_____

Print Name:*_____

Email:* _____

Executed on:* _____.

Note: The organization name and email address provided by your firm's Authorized Signatory must match the information on your organization's SEC Form FP.

Form B
New Funding Portal Organization Super Account Administrator (SAA)
& FINRA Entitlement Agreement (FEA)

Section 1 – Organization Information

SEC File Number: 007-
Organization Legal Name:*Hospitality Multiple LLC
Address:*132 West 31st Street , 9th Floor

City:*New York	State:*New York
Country:*United States	Zip/Postal Code:*10001
Phone Number:*845-208-1596	Phone Number 2:917-416-8577
Email:*ron@hmxnyc.com	Fax Number:

Section 2 – Finance Contact

First Name:*Ronald	MI: D	Last:*Parker	Suffix:

Contact Title:*CEO
Phone Number:*845-208-1596

Email:*ron@hmxnyc.com	Fax Number:

Address:*453 Old Sleepy Hollow Road

City:*Pleasantville	State:*NY
Country:*United States	Zip:*10570

Section 3 – SAA Designation

First Name:*Ronad	MI:D	Last Name:*Parker	Suffix:

Email:*ron@hmxnyc.com
Phone Number:*845-208-1596

FINRA
Financial Industry Regulatory Authority

Section 4 – Agreement and Signature
FINRA Entitlement Agreement

I,_____Ronald D. Parker_____ *(name), _____CEO_____ *(title) hereby acknowledge and agree that I am an individual legally authorized to act for and on behalf of the organization identified in Section 1 of this Agreement ("Organization") and that I am authorized to execute this agreement on behalf of that Organization.

I acknowledge and agree that my Organization designated the individual identified in Section 2 to act as a Super Account Administrator ("SAA") for the purposes of accessing certain systems owned or operated by FINRA. I further acknowledge and agree that the designated SAA, on behalf of the Organization, will ensure only authorized employees of the Organization are granted entitlement to view the data within those systems. In the event the SAA terminates employment or otherwise has its authority rescinded by the Organization, a replacement SAA will be promptly appointed. I further acknowledge and agree that the systems that I or my Organization may access may contain personal and/or confidential information pertaining to my Organization or my Organization's employees that must be safeguarded from inadvertent loss or theft. I agree that my Organization will take affirmative steps to ensure the security of such information by actively managing entitlements, encrypting electronic copies of such information, locking up or otherwise securing physical copies of such information and generally ensuring compliance with appropriate state or federal laws pertaining to information security.

I acknowledge and agree that my Organization and the designated SAA for my Organization are solely responsible for obtaining, distributing, revoking and monitoring Account Administrator (AA) and User entitlements granted by my Organization. I further acknowledge and agree that my Organization assumes full responsibility for such entitlements and actions.

All applications, materials and services for which entitlements are hereby granted are governed by the FINRA Entitlement Program Terms of Use and can be found at www.finra.org/entitlement/termsofuse. I hereby acknowledge that I have read and agree to bind my Organization and employees to the FINRA Entitlement Program Terms of Use without exception, alteration or addition thereto. FINRA may revise the FINRA Entitlement Program Terms of Use from time to time in its sole discretion. I assume the obligation and responsibility to periodically review the current FINRA Entitlement Program Terms of Use. Use of the systems accessed by the Organization and the Organization's SAA and AA(s) after modification of the FINRA Entitlement Program Terms of Use constitutes my Organization's renewed agreement to the FINRA Entitlement Program Terms of Use as modified.

If you are duly authorized by the Organization to execute this Agreement, I certify under penalty of perjury under the laws of the United States of America, 18 U.S.C. § 1746, that the foregoing information provided by me on behalf of the Organization is true and correct to the best of my knowledge, information and belief and that I am legally authorized to make the foregoing certification on behalf of the Organization.

Please answer the two questions below:*

    a.   Explain why another Authorized Signatory is not available to execute this Agreement:

Founder and sole equity partner desires to be SAA for the company to ensure tight controls

    b.   Explain your authority to act on behalf of the Organization:

CEO and founder of the company



Authorized Signatory's Signature:* _____

Title:* CEO _____

Print Name:* Ronald D. Parker _____

Email:* ron@hmxnyc.com _____

Executed on:* 10/21/2021 _____ .

Note: The organization name and email address provided by your firm's Authorized Signatory must match the information on your organization's SEC Form FP.